EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(dollar amounts in thousands)	2011	2010	2011	2010
Pretax income before adjustment for income from unconsolidated subsidiaries	$2,934	$28,085	$44,969	$39,575
Add:
Fixed charges	6,588	6,278	19,677	18,495
Dividends received	—	—	118	—
Adjusted pretax income	$9,522	$34,363	$64,764	$58,070
Fixed charges:
Interest expense	$5,180	$5,074	$15,686	$15,059
Estimate of interest within rental expense	1,408	1,204	3,991	3,436
Total fixed charges	$6,588	$6,278	$19,677	$18,495
Ratio of earnings to fixed charges	1.4	5.5	3.3	3.1